August 3, 2011
Via EDGAR
Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ConocoPhillips Form 10-K for Fiscal Year ended December 31, 2010 Filed February 23, 2011 File No. 001-32395
Dear Mr. Hiller:
Our responses to the comments raised in your letter dated July 20, 2011, are set forth below. The Staff’s comments are shown in bold followed by our responses.
Form 10-K for Fiscal Year ended December 31, 2010
Note 14 — Guarantees, page 102
Indemnifications, page 102
1.	We note your disclosure regarding indemnification payments that may exceed the $386 million accrued at December 31, 2010, stating that “it is not possible to make a reasonable estimate of the maximum potential amount of future payments.” Under FASB ASC 450-20-50-3 through 5, you are required to disclose an estimate of the range of reasonably possible loss in excess of the amounts accrued or a statement indicating that such an estimate cannot be made if applicable. Please revise accordingly. If you cannot estimate the range of reasonably possible additional loss, address the following points:
•	Describe the specific efforts you have undertaken to develop estimates.

•	Explain how you internally report exposures to management and the Board.

•	Indicate how you were able to estimate a probable amount of loss for accrual, but not estimate a range of reasonably possible additional loss.

U.S. Securities and Exchange Commission
August 3, 2011

Response: With the indemnification disclosures in Note 14, we are specifically responding to the disclosure requirements of ASC 460-10-50-4. As such, we disclosed, as required by 50-4b(2), that the maximum amount of future payments is generally unlimited. Further, we disclosed why an estimate of maximum exposure cannot be made, as required by 50-4b(3), by describing the nature of our indemnities as generally unlimited in amount and duration, and that the majority are related to environmental issues. We discussed the difficulties with measuring environmental liabilities in other parts of the financial statement and MD&A disclosures.
The required ASC 460 disclosure of maximum potential loss is broader than ASC 450 disclosure requirements. Specifically, disclosure under ASC 460 is required even if the likelihood of payment is remote, and maximum potential loss should include consideration of unasserted claims. In contrast, the reasonably possible range-of-loss disclosure requirements of ASC 450 are narrower in scope than the disclosure of maximum potential loss. Accordingly, our ASC 450 disclosures are included in a separate footnote (Note 15). Please see the response to Comment 3 below, which addresses our disclosure decisions surrounding reasonably possible losses.
Note 15 — Contingencies and Commitments, page 103
Environmental, page 103
2.	We note your disclosure explaining that with regard to various past acquisitions, you “have not recorded accruals for any potential contingent liabilities that [you] expect to be funded by the prior owners under [the agreed upon] indemnifications.” It is unclear from this statement whether you practice a “netting” approach. FASB ASC 410-30-45-2 states that “[a] debtor that has a right of setoff that meets all of the conditions in paragraph 210-20-45-1 may offset the related asset and liability and report the net amount.” However, “[i]t would be rare, if ever, that the facts and circumstances surrounding environmental remediation liabilities and related receivables and potential recoveries would meet all of these conditions.” Please tell us the extent to which you are netting environmental obligations; and describe the manner by which you are able to show that you meet each of the four requirements for setoff, as enumerated in FASB ASC 210-20-45-1.
Response: The use of the word “potential” in the excerpt the Staff noted above was intended to communicate to the reader that, for certain environmental remediation exposures arising in connection with past acquisitions, the Company is only secondarily liable for the exposure, to the extent there is a third-party indemnification agreement. Based on the indemnification agreements with us, the previous owners of these assets retained their status as the primary obligor for the environmental remediation work and, as such, the previous owner is considered a “potentially responsible party” (PRP) for the remediation work. These previous owners are not disputing such PRP status, and the allocation of the remediation costs between the various PRPs, including ourselves, is reasonably estimable. Under these conditions, ASC 410-30-30-1 through 30-7 indicate we should only record an environmental remediation obligation for our share of the remediation effort we believe we will be funding. When considering ASC 410-30-35-8 and 9, these environmental indemnification situations are more appropriately determined to be an allocation of costs subject to joint and several liability among a group of primary obligors, not a potential recovery from third party insurers or state reimbursement funds for amounts we expect to expend in the future under some type of primary obligor status.

U.S. Securities and Exchange Commission
August 3, 2011

In situations where we are the primary obligor, and we have probable recoveries from third parties, such as insurers, typically no legal right of setoff exists, and we present such liabilities and receivables separately (i.e., gross) on the balance sheet.
Legal Proceedings, page 104
3.	We note your discussion of policies and procedures pertaining to legal proceedings under this heading and within your critical accounting disclosure concerning asset retirement obligations and environmental costs in MD&A. However, in neither place do you identify or discuss any particular legal proceedings. Though you recite reportable legal proceedings in Item 3, in accordance with Item 103 of Regulation S-K, the disclosures made to comply with FASB ASC 450 should be more analytical and may require a quantified assessment. Attempts to satisfy both objectives through an integrated set of disclosure often result in lengthy factual recitations that do not focus on the underlying loss contingency, the related exposure, and the likelihood of a loss. Please expand your disclosure to include for each particular contingent matter, in accordance with FASB ASC 450-20, the probability of each future contingency occurring as: probable, reasonably possible, or remote. Finally, where appropriate, please provide a quantified assessment of reasonably possible loss in excess of the amounts accrued.
Response: The matters recited in ConocoPhillips’ disclosures in Item 3 of the Form 10-K are disclosed therein because of the low materiality threshold of $100,000 contained in Instruction 5C of Item 103 of Regulation S-K. We do not consider any single matter disclosed in Item 3 to be material to ConocoPhillips. In contrast, ASC 450-20 does not impose a specific dollar amount for the threshold of materiality, instead stating, “accrual and disclosure of loss contingencies should be based on an evaluation of the facts and circumstances in each particular situation” (450-20-55-1). In the Note 15 disclosure, we provide a broad overview of the nature of our contingencies, how we account for them, and our assessment of their overall materiality. We do not discuss any individual loss contingency because, in our judgment, no single matter was material to the Company.
We agree that, when an individual matter (or an aggregated group of related matters) becomes material, it should be disclosed consistent with the guidance in ASC 450-20-50. Until then, we believe our aggregated discussion provides contingency disclosures consistent with the requirements of ASC 450-20.
When evaluating the need for disclosure of reasonably possible losses under the guidance of ASC 450-20-50-4, we judgmentally determined the reasonably possible losses were not material to ConocoPhillips at December 31, 2010. Although the single aggregated amount of all reasonably possible losses might be material to the results of an annual or interim period, we believe it is remote that any individual case, or group of cases, would settle within a single annual or interim period such that they would have a material impact on our financial statements. We continue to employ a rigorous process to evaluate claims, establish accruals and identify any matters appropriate for disclosure under ASC 450-20.

U.S. Securities and Exchange Commission
August 3, 2011

In response to your request, I hereby acknowledge each of the following:
1.	The adequacy and accuracy of the disclosures in the above filing is ConocoPhillips’ responsibility.

2.	The Staff’s comments or the changes to disclosure we make in response to the Staff’s comments do not foreclose the Commission from taking any action on the above filing.

3.	ConocoPhillips may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
An electronic version of this letter has been filed via EDGAR.
Very truly yours,

CONOCOPHILLIPS
/s/ Jeff W. Sheets
Jeff W. Sheets
Senior Vice President, Finance and Chief Financial Officer

cc:	Mr. James E. Copeland, Jr.
     Chairman of the Audit and
     Finance Committee
Mr. James J. Mulva
      Chairman and Chief Executive Officer
Ms. Janet Langford Kelly, Esq.
      Senior Vice President, Legal,
      General Counsel and Corporate Secretary
Ms. Glenda M. Schwarz
      Vice President and Controller
Mr. Andrew R. Brownstein, Esq.
     Wachtell, Lipton, Rosen & Katz
Mr. Timothy T. Griffy
Ernst & Young LLP